SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                        FRANKLIN TELECOMMUNICATIONS CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   3547271208
                                 (Cusip Number)


                                   MELVYN CRAW
                         CRESCENT INTERNATIONAL LIMITED
                         C/O GREENLIGHT (SWITZERLAND) SA
                         84, AV LOUIS-CASAI, P.O. BOX 42
                              1216 GENEVA, COINTRIN
                                   SWITZERLAND

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                    COPY TO:
                               SARA P. HANKS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000



                               SEPTEMBER 15, 1999
             (Date of event which requires filing of this statement)





|_|      Check box if the filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

|_|      Check box if a fee is being paid with the statement.

---------------------------------                -------------------------------
CUSIP No. 3547271208                    13D                 Page   2
          ----------                                              ---
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             CRESCENT INTERNATIONAL LIMITED
============ ===================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
============ ===================================================================
    3.       SEC USE ONLY


============ ===================================================================
    4.       SOURCES OF FUNDS

             WC
============ ===================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BERMUDA
------------------------- ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    1,932,368
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.    SHARED VOTING POWER

                                  1,932,368
                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                  1,932,368
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                  1,932,368
============ ===================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,932,368
============ ===================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.17%
============ ===================================================================
    14.      TYPE OF REPORTING PERSON
             OO
============ ===================================================================

---------------------------------                -------------------------------
CUSIP No. 3547271208                    13D                 Page   3
          ----------                                              ---
---------------------------------                -------------------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             DMI TRUST
============ ===================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
============ ===================================================================
    3.       SEC USE ONLY


============ ===================================================================
    4.       SOURCES OF FUNDS

             NOT APPLICABLE
============ ===================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
============ ===================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION


------------------------- ------- ==============================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                              None
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==============================================
                            8.    SHARED VOTING POWER

                                            1,932,368
                          ------- ==============================================
                            9.    SOLE DISPOSITIVE POWER

                                            None
                          ------- ==============================================
                           10.    SHARED DISPOSITIVE POWER

                                            1,932,368
============ ===================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,932,368
============ ===================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
============ ===================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.17%
============ ===================================================================
    14.      TYPE OF REPORTING PERSON
             OO
============ ===================================================================

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, no par value per share (the "Common Stock"), of Franklin Telecommunications Corp., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 733 Lakefield Road, Westlake Village, California 91361.

ITEM 2.  IDENTITY AND BACKGROUND.

            The names and business addresses of the persons filing this Statement are: (i) Crescent International Limited, an entity organized and existing under the laws of Bermuda ("Crescent"), which has offices at Clarendon House, 2 Church Street, Hamilton H 11, Bermuda and (ii) DMI Trust, a Bahamian Trust ("DMI") which has offices at the following address: c/o DMI SA, 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.(1) (Crescent and DMI are herein sometimes collectively referred to as the "Reporting Persons.") The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Crescent and DMI are set forth on Schedules I and II hereto. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (1) DMI is administered by DMI SA which is 100% indirectly owned by DMI.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Crescent to purchase the 1,932,368 shares of Common Stock was approximately $2,000,000. Crescent has used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            Crescent acquired shares of the Common Stock of the Issuer for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated actions in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Crescent owns 1,932,368 shares of the Common Stock of the Issuer (the "Common Stock") representing 7.17% of the 26,959,149 shares of Common Stock outstanding as of the date hereof.

                   DMI may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent. Accordingly, for purposes of this Statement: (i) Crescent is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,932,368 shares of Common Stock beneficially owned by it and (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,932,368 shares of Common Stock beneficially owned by Crescent representing approximately 7.17% of the as adjusted shares of Common Stock outstanding.

                  (c) On August 30, 1999, Crescent, pursuant to the terms of the Stock Purchase Agreemen (as defined in Item 6) acquired 966,184 shares of Common Stock of the Issuer for a purchase price of approximately $1,000,000.

On September 15, 1999, Crescent, pursuant to the terms of the Amendment to the Stock Purchase Agreement (as defined in Item 6), acquired an additional 966,184 shares of Common Stock of the Issuer for a purchase price of approximately $1,000,000.
                   Other than as described above, Crescent has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by Crescent in Item 5(a) hereof.

            (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The description that follows of certain provisions of the Stock Purchase Agreement included as Exhibit 7.1 hereto, of the Registration Rights Agreement included as Exhibit 7.2, of the Amendment to Stock Purchase Agreement included as Exhibit 7.3 and of the Amendment to Registration Rights Agreement included as Exhibit 7.4 hereto is not, and does purport to be, complete, and is qualified in its entirety by reference to such Exhibits.

         Crescent and the Issuer entered into a Stock Purchase Agreement, dated August 30, 1999 (the "Stock Purchase Agreement"), pursuant to which the Issuer may issue and sell to Crescent, from time to time shares of Common Stock.

         Crescent and the Issuer entered into a Registration Rights Agreement, dated August 30, 1999 (the "Registration Rights Agreement"), pursuant to which the Issuer granted Crescent certain registration rights with respect to the shares of Common Stock to be issued pursuant to the Stock Purchase Agreement upon exercise of the Warrant.

         Crescent and the Issuer entered into an Amendment to Stock Purchase Agreement, dated September 15, 1999, amending the Stock Purchase Agreement and providing for the purchase and sale of additional shares of Common Stock under the Stock Purchase Agreement.

         Crescent and the Issuer entered into an Amendment to Registration Rights Agreement, dated September 15, 1999, amending the Registration Rights Agreement and the obligations of the Company thereunder.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1       Stock Purchase Agreement, by and between Franklin
                           Telecommunications     Corporation    and    Crescent
                           International Limited, dated as of August 30, 1999.

         Exhibit 7.2 Registration Rights Agreement, by and between Franklin Telecommunications Corporation and Crescent International Limited, dated as of August 30, 1999.

         Exhibit 7.3 Amendment to Stock Purchase Agreement, by and between Franklin Telecommunications Corporation and Crescent International Limited, dated September 15, 1999.

         Exhibit 7.4 Amendment to Registration Rights Agreement, by and between Franklin Telecommunications Corporation and Crescent International Limited, dated September 15, 1999.

         Exhibit 7.5 Agreement pursuant to Rule 13d-1(k)(1), filed herewith.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 1999

                                            CRESCENT INTERNATIONAL LIMITED

                                            By: Greenlight (Switzerland) SA,
                                                as Manager


                                                By: /s/ Mel Craw
                                                    -------------------------
                                                    Name:  Mel Craw
                                                    Title: Managing Director


                                                By: /s/ Maxi Brezzi
                                                    -------------------------
                                                    Name:  Maxi Brezzi
                                                    Title: Director




                                            DMI TRUST


                                            By: /s/ Omar Ali
                                                --------------------------------
                                                  Name:  Omar Ali
                                                  Title: Director

                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                         CRESCENT INTERNATIONAL LIMITED


         Set forth in the table below is the name and the present occupation or employment of each of the directors and executive officers of Crescent International Limited. Except as otherwise stated, each person listed below has a business address of Clarendon House, 2 Church Street, Hamilton HM 11.


Name                     Present Occupation or Employment                       Citizenship

Ahmed Ozen (2)           Director of Crescent International Limited             Luxembourg

Donald Malcolm           Director of Crescent International Limited             British

David Astwood            Director of Crescent International Limited             British

Osama Mohamed Ali (3)    Secretary of Crescent International Limited            Swiss

John Thompson            Assistant Secretary of Crescent International Limited  British


(2)  Mr. Ozen has a principal business address of 3, rue Alexandre Fleming, L 1525 Luxembourg.

(3)  Mr. Ali has a principal business address of 84, v. Louis Casai, P.O. Box 42, 1216 Geneva,
     Cointrin, Switzerland.



                                   SCHEDULE II

                INFORMATION REGARDING THE TRUST ADMINISTRATOR OF
                                    DMI TRUST


         DMI Trust has a trust administrator, DMI SA. Set forth in the table below is the name and the present principal occupation or employment of each of the directors of the trust administrator of DMI Trust. Each person listed below has a principal business address at the following: c/o DMI SA, 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.


Name                     Present Principal Occupation or Employment             Citizenship

Mohamed Al-Faisal        Director of Dar Al Maal Al-Islami (DMI) SA             Saudi Arabian

Omar Ali                 Director of Dar Al Maal Al-Islami (DMI) SA             Somalian

Pierre Besuchet          Director of Dar Al Maal Al-Islami (DMI) SA             Swiss

Lucien Rouillier         Director of Dar Al Maal Al-Islami (DMI) SA             Swiss

Moustapha Hosny          Director of Dar Al Maal Al-Islami (DMI) SA             Swiss

Khalid Abdulla-Janahi    Director of Dar Al Maal Al-Islami (DMI) SA             Bahrain

Osama Mohamed Ali        Director of Dar Al Maal Al-Islami (DMI) SA             Swiss

